

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Jonathan Duskin
CEO and PM
Macellum Capital Management LLC
99 Hudson Street, 5th Floor
New York, NY 10013

> **Re: SpartanNash Co**
> **Preliminary Proxy Statement on Schedule 14A filed by Macellum Hudson Fund, LP et al.**
> **Filed March 18, 2022**
> **File No. 0-31127**

Dear Mr. Duskin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

The Board Has Overseen Long-Term Share Price Underperformance, page 10

1. Footnote 2 to the table on page 10 refers to the 14 companies identified therein as "ISS Peers" and "ISS Peer Group." Please revise the footnote to clarify whether ISS in fact identified this set of companies as the Company's peers. It is our understanding that this is not the same peer group identified by ISS for the Company's 2021 Annual Meeting of Shareholders.

We Have Concerns with the Board's Ineffective Succession Planning, page 12

2. The following statement appears to impugn the character, integrity and personal reputation of Messrs. Sarsam and Monaco without adequate factual foundation:

   • "Neither Mr. Sarsam nor Mr. Monaco have grocery experience and a review of their prior respective roles at Borden Dairy *indicates that they drove that company into bankruptcy*."

Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the Investor Group does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

<u>We Believe Meaningful Board Change and a Strategic Alternatives Process is in the Best Interests of All Shareholders, page 13</u>

3. This section states that the Investor Group has "nominated three highly qualified directors." It is our understanding that on December 8, 2021, Macellum Home Fund, LP delivered notice to the Company of its intent to nominate five candidates for election to the Board of Directors at the 2022 Annual Meeting and as of the date of the filing of the Investor Group's proxy statement, the Company has not received notice from Macellum Home Fund, LP that it has withdrawn two of its nominees. Please advise or revise to clarify.

<u>Proposal No. 2 Advisory Vote on Named Executive Officers Compensation, page 20</u>

4. Disclosure on this page indicates that "[d]uring the same period, the Company's top five executives took home $59.4 million or a 63% increase in compensation, while EBITDA barely increased." Please clarify whether the reference to $59.4 million reflects the change in compensation *between* fiscal 2020 and 2014, similar to the 63% reference, or instead reflects the *aggregate* compensation received by the officers for fiscal years 2014 *through* 2020.

5. Page 20 also includes the statement "[i]n its evaluation of the Company's executive compensation plan for the 2021 Annual Meeting…[ISS] noted its concern, highlighting Mr. Sarsam's high compensation as well as single-trigger equity vesting arrangements that, upon a change-in-control, may result in an economic windfall to the Company's executive officer." It is our understanding that the ISS Report did not state or imply that Mr. Sarsam's compensation was "high." In contrast, the ISS Report presented information that the median CEO pay of the Company's "ISS Selected Peer Group" was 2.5x higher than Mr. Sarsam's total compensation. Further, ISS reported that the Company's named executive officers had change-in-control severance agreements with "double-trigger" cash severance triggers and that those few Company equity award arrangements that had "single-trigger" vesting were legacy equity awards adopted before 2016. Please advise or revise.

6.   Disclosure on this page also states that "[i]n our view, the Company's compensation plan for named executive officers lacks alignment with shareholders, which may be the result of a Board that lacks any significant ownership in the Company – in fact, the current directors own less than 0.1% of the Company's outstanding stock." It is our understanding that the Company's current directors own 1.42% of the Company's common stock in aggregate based on the number of outstanding shares as of February 28, 2022 and based on the Company's definitive proxy statement for the 2021 Annual Meeting of Shareholders and Form 4s subsequently filed by the Company's current directors. Please advise or revise.

Incorporation by Reference, page 26

7.   Please advise us when the Investor Group anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Investor Group will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

General

8.   We note disclosure throughout the proxy statement that the Investor Group will be distributing a white proxy card. We also note that in a press release filed on February 7, 2022 as soliciting material pursuant to Exchange Act Rule 14a-12 on Form 8-K, the Company stated that it intended to file a proxy statement and accompanying white proxy card in connection with its solicitation of proxies for the 2022 annual meeting of shareholders. Please advise whether the Investor Group intends to use a color of proxy card other than white.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman